Exhibit 23.5

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated May 9, 2017 (which report expresses an unqualified opinion and includes an emphasis-of-matter paragraph relating to the completion of an acquisition of oil and gas properties in Note 2 and the sale of Silver Hill E&P II, LLC in Note 1), relating to the financial statements of Silver Hill E&P II, LLC as of December 31, 2016 and for the period from February 18, 2016 (inception) to December 31, 2016, appearing in the Current Report on Form 8-K/A of RSP Permian, Inc. dated May 9, 2017, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Houston, Texas

September 18, 2017